Exhibit 99.1

Number: BC1570389

CERTIFICATE
OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that TELUS CORPORATION, incorporation number BC1457482, and TELUS INTERNATIONAL (CDA) INC., incorporation number BC1059858 were amalgamated as one company under the name TELUS CORPORATION on January 1, 2026 at 12:30 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On January 1, 2026 KERRY TAYLOR Registrar of Companies Province of British Columbia Canada

ELECTRONIC CERTIFICATE

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies
Notice of Articles
BUSINESS CORPORATIONS ACT	KERRY TAYLOR

This Notice of Articles was issued by the Registrar on: January 1, 2026 12:30 AM Pacific Time

Incorporation Number:	BC1570389

Recognition Date and Time:    January 1, 2026 12:30 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

TELUS CORPORATION

REGISTERED OFFICE INFORMATION Mailing Address: 5TH FLOOR, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 5TH FLOOR, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

RECORDS OFFICE INFORMATION Mailing Address: 5TH FLOOR, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 5TH FLOOR, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Page: 1 of 4

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

ENTWISTLE, DARREN

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Chan, Raymond T.

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Parent, Marc

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

FLYNN, THOMAS

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Dodig, Victor

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Magee, Christine

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

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Last Name, First Name, Middle Name:

Claxton, Hazel

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Pickett, Denise

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Willy, Sean

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Mowat, David

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Manley, John

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

de Wilde, Lisa

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

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Last Name, First Name, Middle Name:

Haddad, Mary Jo

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

Last Name, First Name, Middle Name:

Findlay, Martha

Mailing Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA	Delivery Address: 23RD FL, 510 WEST GEORGIA STREET VANCOUVER BC V6B 0M3 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 4, 2005

May 9, 2013

AUTHORIZED SHARE STRUCTURE

1.	4,000,000,000	Common Shares	Without Par Value

With Special Rights or Restrictions attached

2.	1,000,000,000	First Preferred Shares	Without Par Value

With Special Rights or Restrictions attached

3.	1,000,000,000	Second Preferred Shares	Without Par Value

With Special Rights or Restrictions attached

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